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                               March 8, 2022

       Antonio Pietri
       President and Chief Executive Officer
       Aspen Technology, Inc.
       20 Crosby Drive
       Bedford, MA 01730

                                                        Re: Aspen Technology,
Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2021
                                                            Filed August 18,
2021
                                                            File No. 001-34630

       Dear Mr. Pietri:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Annual Report on Form 10-K

       Item 1A. Risk Factors, page 15

   1. We note that the forum selection provision in Section 9 of your amended and restated
                                                        bylaws identifies a
state court located within the State of Delaware as the exclusive forum for certain litigation,
including any    internal corporate claims    and that the federal district
                                                        courts of the United
States will be the exclusive forum for Securities Act claims. In future filings, please add a
risk factor related to this provision and disclose whether this provision applies to
actions arising under the Exchange Act. Please also state that there is uncertainty as to
whether a court would enforce such provision. In that regard, we note that Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder.
 Antonio Pietri
FirstName  LastNameAntonio Pietri
Aspen Technology,  Inc.
Comapany
March      NameAspen Technology, Inc.
       8, 2022
March2 8, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Frederic Hammond